EXHIBIT TO ITEM 77M
MERGERS
Sterling Capital Funds
At a meeting of the Boards of Directors (the "Board") of the Stratton Mutual Funds held on July 13, 2015, the Board approved, upon the recommendation of its then investment adviser, Stratton Management Company, a plan to reorganize, each of the Stratton Mid Cap Value Fund, Inc., Stratton Real Estate Fund, Inc. and The Stratton Funds, Inc., on behalf of its series, the Stratton Small Cap Value Fund, into a corresponding newly-created series of the Sterling Capital Funds.

Circumstances and details of the reorganization are described and incorporated by reference to Form N-14 filed with Securities and Exchange Commission ("SEC") via EDGAR on August 21, 2015
(Accession No. 0001193125-15-299132).